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July 24, 2020

FILED VIA EDGAR

Ashley Vroman-Lee
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Wisconsin Capital Funds, Inc. (the “Registrant”)
1940 Act File No. 811-22045; Registration No. 333-141917

Response to Staff’s Comments on Post-Effective Amendment No. 23 to     the Registration Statement on Form N-1A, Filed May 29, 2020

Dear Ms. Vroman-Lee:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) as we understand them based upon a telephone conversation on July 8, 2020, regarding Post-Effective Amendment No. 23 to the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The Registrant is comprised of two series, the Plumb Equity Fund and the Plumb Balanced Fund (each a “Fund” and collectively, the “Funds”). The comments provided by the Staff with regard to the Plumb Balanced Fund have also been addressed with regard to the Plumb Equity Fund, to the extent applicable.

Comment 1:
Please provide a completed Fees and Expenses table for the Funds prior to the effective date of the Funds’ anticipated filing of Post-Effective Amendment No. 24 to the Registration Statement.

Response:

The Registrant will include the Fees and Expenses table for each Fund, as well as Expense Examples, in the form shown below in Post-Effective Amendment No. 24 to the Registration Statement:

Fees and Expenses of the Plumb Balanced Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Balanced Fund.

Shareholder Fees (fees paid directly from your investment)	Investor Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends/Distributions	None	None
Redemption Fee (exclusive of wire transfer charges of $15.00, if applicable)	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment).
Management Fees	0.65%	0.65%
Distribution (12b-1) Fees	0.24%	None
Other Expenses(1)	0.30%	0.30%
Total Annual Fund Operating Expenses	1.19%	0.95%

(1) Because Institutional Shares are a new class of shares, Other Expenses for Institutional Shares are based on estimated amounts for the fiscal year ended March 31, 2020.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem (or sell) all of your shares at the end of those time periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The assumed return does not represent actual or future performance, and your actual costs may be higher or lower. However, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Investor Shares	$121	$378	$654	$1,443
Institutional Shares	$97	$303	$525	$1,166

Fees and Expenses of the Plumb Equity Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Equity Fund.

Shareholder Fees (fees paid directly from your investment)	Investor Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends/Distributions	None	None
Redemption Fee (exclusive of wire transfer charges of $15.00, if applicable)	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment).
Management Fees	0.65%	0.65%
Distribution (12b-1) Fees	0.22%	None
Other Expenses(1)(2)	0.57%	0.57%
Total Annual Fund Operating Expenses	1.44%	1.22%
Fee Waivers and Expense Reimbursements(3)	-0.24%	-0.22%
Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements	1.20%	1.00%

(1) Acquired Fund Fees and Expenses represent the indirect costs of the Equity Fund’s investments in other investment companies. The Total Annual Fund Operating Expenses for the Equity Fund do not correlate to the ratio of expenses to average net assets listed in the Equity Fund’s financial highlights, which reflects the operating expenses of the Equity Fund and does not include the amount of the Equity Fund’s proportionate share of the fees and expenses of other investment companies in which the Fund invests.

(2) Because Institutional Shares are a new class of shares, Other Expenses and Acquired Fund Fees and Expenses for Institutional Shares are based on estimated amounts for the fiscal year ended March 31, 2020.

(3)The Advisor has contractually agreed, at least until July 31, 2021, to waive fees and reimburse expenses of the Equity Fund so as to cap its annual operating expense ratios (excluding Acquired Fund Fees and Expenses) at 1.19% of its average daily net assets for Investor Shares and 0.99% of its average daily net assets for Institutional Shares. This expense cap may not be terminated prior to this date except by the Board of Directors. For any year in which the Fund’s actual operating expense ratio is lower than the applicable cap, the Advisor may recoup any or all of the fees it has waived and/or the expenses it has reimbursed during the immediately preceding 36 months, provided the amount of recoupment in any year shall be limited so that it does not cause the Fund’s total operating expenses, after recoupment has been taken into account, to exceed the current cap or the applicable cap at the time of waiver for that year.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem (or sell) all of your shares at the end of those time periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. With respect to the first year expense amount, this example reflects the effects of the contractual commitment that the Advisor has made to waive fees and reimburse expenses for the Fund at least until July 31, 2021. The assumed return does not represent actual or future performance, and your actual costs may be higher or lower. However, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Investor Shares	$121	$431	$763	$1,703
Institutional Shares	$101	$364	$648	$1,457

Comment 2:

Please disclose the portfolio turnover rate for each Fund and disclose for each Fund whether the Fund will be actively turning over its portfolio. If a Fund will be actively turning over its portfolio, please include appropriate risk disclosure.

Response:
The Registrant will include the following disclosure in Post-Effective Amendment No. 24 to the Registration Statement:

For the Plumb Balanced Fund on page 3 of the Prospectus:

“During the most recent fiscal year, the Fund’s portfolio turnover rate was 52% of the average value of its portfolio.”

For the Plumb Equity Fund on page 9 of the Prospectus:

“During the most recent fiscal year, the Fund’s portfolio turnover rate was 46% of the average value of its portfolio.”

Neither the Plumb Balanced Fund nor the Plumb Equity Fund actively turns over its portfolio or anticipates doing so in the future, and the Registrant therefore does not believe a risk disclosure relating to active portfolio turnover is applicable for either Fund.

Comment 3:
With respect to the Principal Investment Strategies of the Plumb Balanced Fund, the Staff inquired whether investment in securities rated below investment grade are a principal strategy of the Fund. If such investment is a principal strategy of the Fund, please disclose the ratings criteria considered for any such securities rated below investment grade as well as the risks associated with having a principal amount of the Plumb Balanced Fund’s investments invested in securities rated below investment grade.

Response:
The Registrant confirms that investment in securities rated below investment grade is not a principal strategy of the Plumb Balanced Fund. Accordingly, the Registrant believes risk disclosure relating to investment in such securities are not applicable for the Plumb Balanced Fund.

Comment 4:
To the extent either Fund invests in companies located in emerging market countries, please add applicable disclosure to the Risk/Return Summary section of the Prospectus relating to the corresponding Fund, including disclosure related to the risks associated with such emerging market investments.

Response:

The Registrant will include the following additional risk disclosure (in the Risk/Return summary section for each Fund, respectively) in Post-Effective Amendment No. 24 to the Registration Statement:

“Emerging Market Risk. Emerging market securities generally present market, credit, currency, liquidity, legal, political, and other risks different from, or greater than, the risks of investing in developed foreign countries. In addition to the risks of foreign securities in general, countries in emerging markets are typically more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.”

Comment 5:
With respect to the Principal Investment Strategies of the Plumb Balanced Fund disclosed on page 12, the Staff noted that the Fund discloses various types of securities in which the Fund may invest. Please include corresponding risk disclosure associated with each of these specific types of securities, to the extent they are not already disclosed in the Principal Risks section of the Prospectus.

Response: The Registrant will add the following risk disclosure to the Prospectus in Post-Effective Amendment No. 24 to the Registration Statement:

“Mortgage-Related and Asset-Backed Securities Risk. Mortgage-related securities are complex instruments, subject to both credit and prepayment risk, and may be more volatile and less liquid, and more difficult to price accurately, than more traditional debt securities. As with other interest-bearing securities, the prices of certain mortgage-related securities are inversely affected by changes in interest rates. However, although the value of a mortgage-related security may decline when interest rates rise, the converse is not necessarily true, since during periods of declining interest rates the mortgages underlying the security are more likely to be prepaid. The risks of asset-backed securities are similar to those of mortgage-related securities. However, asset-backed securities present certain risks that are not presented by mortgage-related securities. In particular, these securities may provide the Fund with a less effective security interest in the related collateral than do mortgage-related securities.”

“Convertible Securities Risk. A convertible security is a fixed-income security (a debt instrument or a preferred stock) which may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer. The market value of a convertible security will perform the same as a regular fixed income security; that is, if market interest rates rise, the value of the convertible security falls. Convertible securities are senior to common stock in an issuer’s capital structure, but are subordinated to any senior debt securities. As a result, in the event of a liquidation of the issuing company, holders of convertible securities generally would be paid after the company’s creditors but before the company’s common shareholders. Consequently, an issuer’s convertible securities generally may be viewed as having more risk than its debt securities but less risk than its common stock, while providing a fixed-income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible.)”

Comment 6:
To the extent either Fund invests in companies located in emerging market countries, please add applicable risk disclosure to the risk factor relating to Foreign Securities Risk for the corresponding Fund.

Response:
The Registrant will provide disclosure of the applicable risk as described in its response to comment 4 above, which risk disclosure will immediately follow the Foreign Securities Risk disclosure.

Comment 7:
Please include an example of interest-rate risk in the disclosure relating to interest rate risk on page 15 of the Prospectus with respect to the Plumb Balanced Fund.

Response:
The Registrant will include the following supplemental disclosure (additions to this disclosure are shown in underline formatting for reference) in Post-Effective Amendment No. 24 to the Registration Statement:

“Interest Rate Risk. Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will reduce bond prices and, accordingly, the Fund’s share price. The longer the effective maturity and duration of the bond portion of the Fund, the more the Fund’s share price is likely to react to interest rates. For example, if interest rates decline by 1%, the market value of a portfolio with a duration of three years would rise by approximately 3%. Conversely, if interest rates increase by 1%, the market value of a portfolio with this duration would decline by approximately 3%. As of the date of this Prospectus, interest rates are at or near historic lows, which may increase the Fund’s exposure to risks associated with rising interest rates. Changing interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility.”

Comment 8:
The Staff requested that the Registrant describe all roles held by Thomas Plumb in connection with the Funds in the disclosure relating to key person risk for both Funds.

Response:
The Registrant will supplement the “Key Person” risk disclosure with respect to each Fund by stating that “Mr. Plumb serves as portfolio manager for the Fund, and also serves as the President, Chief Executive Officer, Secretary, and Chairman of the Plumb Funds.”

Comment 9:
In accordance with Instruction 2(b) to Item 4(b)(2) on Form N-1A, please add information about any additional indices to the narrative explanation accompanying the bar chart and table in the Prospectus.

Response:
The Registrant will supplement the disclosure immediately under the heading “Past Performance” on page 6 of the Prospectus as follows (additions to this disclosure are shown in underline formatting for reference):

“The Bloomberg Barclays Intermediate Government/Credit Bond Index is a broad-based index of government and investment-grade corporate fixed-rate debt securities with maturities between 1 and 10 years and represents the bond markets in which the Fund primarily invests.”

The Registrant believes that an appropriate description of each other additional index is already included in the narrative discussion for each Fund.

Comment 10:
On pages 5 and 10 under Portfolio Manager with respect to each Fund, the Staff requested that the Registrant expressly state whether Thomas Plumb is primarily responsible for the day-to-day management of the Fund’s portfolio.

Response:
Although the Registrant believes that, as the sole Portfolio Manager of the Funds, it is implicit that Thomas Plumb is primarily responsible for the day-to-day management of the Funds’ portfolios, in response to the Staff’s comment, the Registrant will expressly state with respect to each Fund that Thomas Plumb is “primarily responsible for the day-to-day management of the Fund’s portfolio” under the heading “Portfolio Manager” on pages 5 and 10 of the Prospectus.

Comment 11:
To the extent Acquired Fund Fees and Expenses exceed 0.01%, please add a separate caption to the Fees and Expenses of the Fund table.

Response:
The Registrant refers the Staff to the Registrant’s response to Comment 1 above, which provides a complete Fees and Expenses table for each of the Funds.

Comment 12:
On page 13 in the Principal Investment Strategies of the Plumb Equity Fund, the Staff requested that the Registrant disclose the criteria used by the Plumb Equity Fund to determine whether a particular investment is in a “higher-quality” company.

Response:
The Registrant will supplement the disclosure under the heading “Principal Investment Strategies of the Equity Fund” in Post-Effective Amendment No. 24 to the Registration Statement by adding the following language at the end of the first paragraph:

The Fund’s investments in higher-quality companies includes investments in companies that we believe possess or in the near future are likely to possess some or all of the following attributes:

•	Attractive business fundamentals and sound business models

•	Strong financials, including profitability and quality of earnings

•	Experienced, motivated company management

•	High or consistently improving market position, return on invested capital and operating margins

Comment 13:
Under the Principal Investment Strategies of the Plumb Balanced Fund and Plumb Equity Fund, the Staff notes that each Fund describes certain types of securities or investment styles. To the extent that the principal risks associated with these strategies are not disclosed in the Principal Risks section of the Prospectus, please disclose such principal risks.

Response:
The Registrant notes that it will be providing additional risk disclosures as described in the Registrant’s response to Comments 4 and 5. The Registrant otherwise respectfully believes that all material risk factors associated with the principal investment strategies of each Fund are currently identified in the Principal Risks section for each Fund. The Registrant further believes that to the extent certain investment styles are disclosed with respect to the Funds, the risks associated with such investment styles correspond to the risks associated with the particular types of securities used to employ such investment styles. Because the risks associated with the types of securities used to employ the Funds’ investment styles are in the Registrant’s view already described in the Prospectus, the Registrant believes no additional disclosure is necessary.

Comment 14:
Please confirm that each investment risk disclosed in the Risk/Return Summary section of the Prospectus pursuant to Item 4 of Form N-1A are also included in the Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings pursuant to Item 9 of Form N-1A.

Response:
The Registrant confirms that all risks identified in the Risk/Return Summary section of the Prospectus pursuant to Item 4 of Form N-1A are also included in the Investment Objectives,

Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings pursuant to Item 9 of Form N-1A.

Comment 15:
On page 17 of the Prospectus under Other Investment Risks of the Funds, please more clearly delineate whether such risks are principal risks of the Funds and specifically identify to which Fund each of the risks applies.

Response:
The Registrant will supplement the heading to read “Other Non-Principal Investment Risks of the Funds” in Post-Effective Amendment No. 24 to the Registration Statement and also identify in the relevant disclosures to which the Fund or Funds that such risks apply. The Registrant believes all other principal investment risks are clearly delineated to the particular Fund that the risk applies, and that all such other risks disclosed are considered principal risks of that Fund.

Comment 16:
On page 19 of the Prospectus, pursuant to Item 10 of Form N-1A, the Staff requested that the Registrant expressly state whether Thomas Plumb is primarily responsible for the day-to-day management of the Funds’ portfolios.

Response:
Although the Registrant believes that, as the sole Portfolio Manager of the Funds, it is implicit that Thomas Plumb is primarily responsible for the day-to-day management of the Funds’ portfolios, in response the Staff’s comment, the Registrant will expressly state that Thomas Plumb is “primarily responsible for the day-to-day management of the Funds’ portfolios” under the heading “Portfolio Manager” on page 19 of the Prospectus.

Comment 17: Please include the text of the undertaking set forth in Rule 484 under the Securities Act of 1933, as amended, in Item 30 of Part C.

Response:

The Registrant will include the following in Item 30 of Part C in Post-Effective Amendment No. 24 to the Registration Statement:

“Pursuant to Rule 484 under the Securities Act of 1933, as amended, (the “1933 Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.”

If you have any questions or concerns regarding the above responses, please do not hesitate to contact me at (414) 277-5817.

Very truly yours,

QUARLES & BRADY LLP
/s/ Matthew C. Vogel
Matthew C. Vogel